May 22,
2020

Eric Schiele, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

       Re:    Taubman Centers, Inc.
              Schedule 13E-3 filed by Taubman Centers, Inc., The Taubman Realty Group
              Limited Partnership, Mr. Robert S. Taubman, Mr. William S.
Taubman,
              Taubman Ventures Group LLC, Simon Property Group, Inc., Simon Property Group, L.P., Silver Merger Sub 1, LLC, and Silver Merger
Sub 2,
              LLC
              Filed April 28, 2020
              File No. 005-43095

              Preliminary Proxy Statement on Schedule 14A
              Filed April 28, 2020
              File No. 001-11530

Dear Mr. Schiele:

       We have reviewed the filings referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

       Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to the filings and the information you provide in response to these comments, we may have additional comments. Please note that capitalized terms used but not defined herein have the meanings ascribed to them in the filings.

Preliminary Proxy Statement on Schedule 14A

Letter to Shareholders

1. We note the disclosure here and elsewhere regarding the three voting approval thresholds that will need to be reached to approve the Merger Agreement Proposal. Please explain to us the reason for including the first threshold (the two-thirds threshold), which appears
 Eric Schiele, Esq.
May 22, 2020
Page 2


       to, in effect, create an approval threshold similar to, but likely slightly higher than, the third threshold (the "majority-of-the-minority" threshold).

Summary Term Sheet, page 1

2. We note the various statements on page 4 and on pages 48-51 that each of the Taubman filing persons and each of the Simon parties "may be deemed" an affiliate of the
       Company. Please revise such statements to remove the uncertainty.

Questions and Answers, page 12

3. Please include the February 7 closing price in the answer at the top of page 14.

4. In the answer at the bottom of page 15, please clarify, if true, that the possibility of the
       $46.6 million reduced termination fee being paid under the terms of the merger agreement has ceased.

Background of the Transactions, page 19

5. On page 32, please disclose, if true, that in its January 24 revised draft of the merger agreement, Simon conceded the 3.0% figure for the post-go-shop termination fee.

6. Please clarify, if true, that Simon's January 24 counter-proposal with respect to
       "matching" rights consisted of a single match period, in contrast to the "two full `match'
       right periods" included in Taubman's January 23 proposal. Please also disclose the ultimate outcome of the negotiations with respect to the "matching" rights issue.

7.     Disclosure on page 32 indicates that on January 26, 2020,
"representatives of Lazard
       reviewed with the Special Committee Lazard's financial analyses of the potential transaction with Simon." Please advise us as to whether these financial analyses were the same ones presented on January 22. If they were different, please file the presentation of such analyses as an exhibit to the Schedule 13E-3.

Reasons for the Transactions and Recommendation of the Special Committee and the Taubman
Board, page 34

8. Please disclose on page 37 that the termination fee values agreed on correspond to the
       1.25% and 3.0% figures referred to previously.

Opinion of Financial Advisor to the Special Committee, page 41

9. Please explain why Lazard, as part of its comparable companies public trading analysis, calculated the trading price to FFO ratio on a five-year basis "for reference only" and did not provide an estimated implied price per share range on such basis. Eric Schiele, Esq.
May 22, 2020
Page 3


10. The first paragraph on page 48 indicates that there was one last preliminary presentation presented by Lazard to the Special Committee on February 9, prior to the final presentation of that same date. Please either file such presentation as an exhibit to the
       Schedule 13E-3, or clarify that there was no such presentation by revising the disclosure.

Certain Effects of the Transactions, page 54

11. We note the reference on page 56 to "Exhibit A to the merger agreement." Please include such exhibit in your amended filing.

Record Date and Quorum, page 75

12. We note the disclosure regarding broker non-votes at the top of page 76. As broker non-
       votes do not appear to be relevant in the context of this solicitation, please remove such disclosure, or otherwise advise.

Important Information Regarding Taubman Centers, Inc., page 109

13. Please reconcile the statement on page 109 that "[e]ach of the Company's directors and executive officers is a citizen of the United States" with the statement on page 113 that
       "Mr. Wright is not a U.S. citizen."

Other Information Regarding the Simon Parties and the Taubman Filing Persons, page 124

14. At the bottom of page 124, we note the statement that "[e]xcept as noted below, each of the individuals listed below is a citizen of the United States." The disclosure that follows does not appear to indicate any exceptions. Please clarify.

Form of Proxy

15. Please revise the description of Proposal 1 on the proxy card so that it reads correctly.


Please contact me at (202) 551-8094 if you have any questions regarding our comments.

                                                             Sincerely,

                                                             /s/ David M.
Plattner

                                                             David M. Plattner
                                                             Special Counsel
                                                             Office of Mergers
and Acquisitions